PROSPECTUS SUPPLEMENT ADDENDUM (to the accompanying prospectus supplement dated September 29, 2014 and the prospectus dated June 7, 2013)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-189150 and 333-189150-01

Lloyds Bank plc
Medium-Term Notes, Series A
fully and unconditionally guaranteed by Lloyds Banking Group plc
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We, Lloyds Bank plc, may use this prospectus supplement addendum and the accompanying prospectus supplement dated September 29, 2014 and prospectus dated June 7, 2013 to offer and sell our senior unsecured Medium-Term Notes, Series A, which may be issued in one or more sub-series from time to time and which we hereinafter refer to as the “notes.”  The notes will be fully and unconditionally guaranteed by Lloyds Banking Group plc. This addendum supplements and amends the provisions set forth in the accompanying prospectus supplement for the notes. Capitalized terms used but not defined in this prospectus supplement addendum have the meanings set forth in the accompanying prospectus supplement. You should read the terms of the relevant pricing supplement and any relevant product supplement or underlying supplement that describe the specific terms of the offered notes together with this prospectus supplement addendum and the accompanying prospectus supplement dated September 29, 2014.

The section entitled “Provision of Information” on page S-36 of the accompanying prospectus supplement shall be replaced in its entirety by the following:

Information relating to securities may be required to be provided to HM Revenue & Customs in certain circumstances. This may include the value of the notes, details of the holders or beneficial owners of the notes (or the persons for whom the notes are held), details of the persons to whom payments derived from the notes are or may be paid and information and documents in connection with transactions relating to the notes. Information may be required to be provided by, amongst others, the holders of the notes, persons by (or via) whom payments derived from the notes are made or who receive (or would be entitled to receive) such payments, persons who effect or are a party to transactions relating to the notes on behalf of others and certain registrars or administrators. In certain circumstances, the information obtained by HM Revenue & Customs may be provided to tax authorities in other countries.

The section entitled “EU Directive on Taxation of Savings Income” on page S-38 of the accompanying prospectus supplement shall be replaced in its entirety by the following:

EC Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”) requires EU Member States to provide to the tax authorities of other EU Member States details of payments of interest and other similar income paid by a person established within its jurisdiction to (or secured by such a person for the benefit of) an individual resident, or to (or secured for) certain other types of entity established, in that other EU Member State, except that Austria will instead impose a withholding system for a transitional period (subject to a procedure whereby, on meeting certain conditions, the beneficial owner of the interest or other income may request that no tax be withheld) unless during such period it elects otherwise.

The Council of the European Union has adopted a Directive (the “Amending Directive”) which will, when implemented, amend and broaden the scope of the requirements of the Savings Directive described above. The Amending Directive will expand the range of payments covered by the Savings Directive, in particular to include additional types of income payable on securities, and the circumstances in which payments must be reported or paid subject to withholding. For example, payments made to (or secured for) (i) an entity or legal arrangement effectively managed in an EU Member State that is not subject to effective taxation, or (ii) a person, entity or legal arrangement established or effectively managed outside of the EU (and outside any third country or territory that has adopted similar measures to the Savings Directive) which indirectly benefit an individual resident in an EU Member State, may fall within the scope of the Savings Directive, as amended. The Amending Directive requires EU Member States to adopt national legislation necessary to comply with it by January 1, 2016, which legislation must apply from January 1, 2017.

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Any payments due on the notes, including any repayment of principal, will be subject to the creditworthiness of Lloyds Bank plc, as the issuer of the notes, and Lloyds Banking Group, as the guarantor of Lloyds Bank plc’s obligations under the notes. Our notes are unsecured and are not bank deposits. Our notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus supplement addendum or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The selling agents and their affiliates may use this prospectus supplement addendum and the accompanying prospectus supplement and prospectus in connection with market-making transactions.

BofA Merrill Lynch	Barclays
BNP PARIBAS	Citi
Credit Suisse	Deutsche Bank Securities
Goldman, Sachs & Co.	HSBC
J.P. Morgan	Lloyds Bank Corporate Markets
RBC Capital Markets	UBS Investment Bank
RBS	Morgan Stanley
Wells Fargo Securities
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Prospectus Supplement Addendum dated March 10, 2015

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       The section entitled “The proposed financial transactions tax (“FTT”)” on page S-38 of the accompanying prospectus supplement shall be replaced in its entirety by the following:

       On February 14, 2013, the European Commission published a proposal (the "Commission’s Proposal") for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the "participating Member States").

       The Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in the notes (including secondary market transactions) in certain circumstances.

       Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the notes where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

       Joint statements issued by participating Member States indicate an intention to implement the FTT by January 1, 2016.

       However, the FTT proposal remains subject to negotiation between the participating Member States, and the scope of any such tax is uncertain. Additional EU Member States may decide to participate.

       Prospective holders of the notes are advised to seek their own professional advice in relation to the FTT.